Filed by Penn National Gaming, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Pinnacle Entertainment, Inc.

Commission File No.:  001-37666

The following letter was issued to employees of Penn National Gaming, Inc. on December 18, 2017.

To Penn National Team Members:

I am writing to share some exciting news with you.  This morning we announced that Penn has reached a definitive agreement to acquire Pinnacle Entertainment, a leading gaming and hospitality company.  A copy of the press release we issued is attached for your reference.

Pinnacle owns and operates 16 gaming and entertainment facilities in 11 jurisdictions across the United States.  Following the acquisition of Pinnacle and the planned divestiture of four of its properties to Boyd Gaming, Penn will have significantly greater operational and geographic diversity.  We will operate a combined 41 properties in 20 jurisdictions throughout North America, featuring approximately 53,500 slots, 1,300 tables and 8,300 hotel rooms, and we’ll have more than 35,000 employees.  In addition, the acquisition will further enhance our existing portfolio by adding some of the highest quality regional casinos in the U.S., including Ameristar Black Hawk in Colorado; L’Auberge Lake Charles and L’Auberge Baton Rouge in Louisiana: and Ameristar Council Bluffs in Iowa; all of which provide us exposure to new metro areas.

The acquisition of Pinnacle is an important milestone for Penn and aligns with our strategic plan, which is focused on growing our unique platform of casino operations, retail gaming and social gaming assets.  We are already proud to call ourselves North America’s leading regional gaming operator, and together with Pinnacle we will enhance that distinction and further diversify our best-in-class portfolio of gaming assets.  Another added benefit of this merger is the ability to combine two of the top customer loyalty programs in the industry, which will better position us to drive play at all of our properties — in particular at Tropicana Las Vegas and M Resort.  The combination will also accelerate our ongoing focus on driving operating efficiencies, enabling us to continue improving our profit margins while investing in our business to enhance the experience for our customers.

We expect the transaction to close in the second half of 2018, subject to approval by Penn and Pinnacle shareholders, as well as gaming and regulatory approvals and other customary closing conditions.  Until that time, Penn and Pinnacle will continue to operate as independent companies and it remains business as usual.  The most important thing you can do is remain focused on your day-to-day responsibilities and continue providing our customers with the outstanding service they have come to expect from Penn National.

We understand you may have questions about this announcement.  In the coming weeks, we will be forming integration teams comprised of leaders from both companies to plan for the combination of Penn and Pinnacle upon completion of the transaction.

Finally, today’s announcement may generate interest from the media and other third parties.  As always, it is important that we speak with one voice.  If you receive any inquiries from the media, please forward them to Eric Schippers, SVP of Public Affairs, at Eric.Schippers@pngaming.com or 610-378-8321.

Throughout our history, we have acquired terrific gaming facilities, including those from Hollywood Casinos, Argosy Gaming, Caesars Entertainment and others.  As a result, many of you who began your careers elsewhere have become integral members of the Penn family, and together we have created a larger, stronger, more diversified and innovative company.  It is the tremendous accomplishments we have achieved as a team that give me every confidence that we will continue to achieve great things together following this transaction.  I thank you for your ongoing commitment to Penn and for your continued contributions to our future growth and success.

Sincerely,

Tim Wilmott
CEO of Penn National Gaming